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                              November 20, 2020

       Robert E. Landry
       Chief Financial Officer
       Regeneron Pharmaceuticals, Inc.
       777 Old Saw Mill River Road
       Tarrytown, New York 10591-6707

                                                        Re: Regeneron
Pharmaceuticals, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2019
                                                            Filed on February
7, 2020
                                                            Form 10-Q for the
quarterly period ended September 30, 2020
                                                            Filed on November
5, 2020
                                                            File No. 0-19034

       Dear Mr. Landry:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K, Filed February 7, 2020

       Item 10. Directors, Executive Officers and Corporate Governance, page 76

   1. We note the following statement on page 26 of the proxy statement that has been incorporated by
reference    [t]he board has determined that this leadership structure is appropriate for the
Company at this time.    In future filings, please provide detail
                                                        concerning why you have
determined that this leadership structure is appropriate given your specific
characteristics or circumstances as required by Item 407(h) of Regulation S-
                                                        K.
       Item 11. Executive Compensation, page 76

   2. We note your reference to a share repurchase program in the Compensation Discussion and Analysis section of
the definitive proxy statement that is incorporated by reference,
 Robert E. Landry
Regeneron Pharmaceuticals, Inc.
November 20, 2020
Page 2
         and the disclosure in your Form 10-K of repurchases that occurred in 2019. Please tell us why you do not discuss in your CD&A the impact of share repurchases on your compensation levels in 2019.
Form 10-Q for the Quarterly Period Ended September 30, 2020

Notes to Condensed Consolidated Financial Statements (Unaudited)
1. Interim Financial Statements
Basis of Presentation, page 7

3. We note your disclosure that effective January 1, 2020 you changed the presentation of cost reimbursements from collaborators who are not deemed to be your customers from collaboration revenue to a reduction of the corresponding operating expense. We note that you also changed the presentation of amounts recognized in connection with up-front and development milestone payments from collaboration revenue to other operating income. Please provide us with your full analysis supporting this change and its impact on each element of your collaboration agreements. In particular, please explain why you changed your conclusion regarding whether your collaborators were deemed to be customers and how this impacted your application of applicable revenue recognition guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at
202-551-7153 or Mary Beth Breslin at 202-551-3625 with any other questions.



FirstName LastNameRobert E. Landry                            Sincerely,
Comapany NameRegeneron Pharmaceuticals, Inc.
                                                              Division of
Corporation Finance
November 20, 2020 Page 2                                      Office of Life
Sciences
FirstName LastName